UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 1 TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TALISMAN ENERGY INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 3400, 888 - 3rd Street S.W. Calgary, Alberta Canada	T2P 5C5
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.                                            ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.                                             ☐

Securities Act registration statement file number to which this form relates:        None          (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Talisman Energy Inc. (the “Company”) entered into a Shareholder Rights Plan Agreement dated as of March 3, 1999. This agreement was amended and restated in 2002 to update its terms to reflect those prevalent in rights plans adopted by other Canadian public companies, to reflect the change of the rights agent and to extend the term of the agreement. The Company’s Shareholder Rights Plan Agreement was further amended in 2005 to further extend the term of the agreement and to re-set the exercise price of each Right (as defined below) to Cdn.$200, subject to adjustment.

In order to reflect the various amendments and the restatement of the Shareholder Rights Plan Agreement the undersigned registrant hereby amends and restates Items 1 and 2 of its Registration Statement on Form 8-A, which was filed on March 4, 1999, in their entirety as set forth below.

Item 1.            Description of Securities.

The Board of Directors of the Company authorized the issuance of one common share purchase right (a “Right”) in respect of each common share of the Company (the “Common Shares”) outstanding at the close of business (Calgary time) on March 3, 1999 (the “Record Time”) and in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time (each as defined below). The description and terms of the Rights are set forth in a Shareholder Rights Plan Agreement, dated as of March 3, 1999, as amended and restated (the “Amended and Restated Agreement”) as of May 1, 2002 between the Company and Computershare Trust Company of Canada, as Rights Agent, and amended by the Shareholder Rights Plan Amendment Agreement (the “Amendment Agreement”) dated as of May 3, 2005 between the Company and Computershare Trust Company of Canada. The Amended and Restated Agreement and the Amendment Agreement are collectively referred to as the “Rights Agreement”.

The Common Shares and any other shares in the capital of the Company entitled to vote generally in the election of all directors are referred to as the “Voting Shares”. Currently the only Voting Shares outstanding are Common Shares.

Each Right has an exercise price of Cdn.$200 (the “Exercise Price”), subject to adjustment.  Subject to certain limitations, the Rights will become exercisable at the close of business on the tenth trading day (being a day on which the Toronto Stock Exchange is open for the transaction of business) after the earlier of (i) the date (the “Stock Acquisition Date”) of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Voting Shares (other than as a result of a reduction in the number of Voting Shares outstanding, a Permitted Bid (as defined below) or certain exempt or pro rata acquisitions) or (ii) the date of the commencement of, or announcement of intent to begin, a take-over bid (“Take-over Bid”) (other than a Permitted Bid or a Competing Permitted Bid (each as defined below)) that would result in a person beneficially owning 20% or more of such outstanding Voting Shares (the earlier of such dates being called the “Separation Time”).

Until the Separation Time, (i) the Rights will be evidenced by Common Share certificates and will be transferred with and only with such certificates and (ii) Common Share certificates issued after the Record Time will bear a legend noting that the certificate evidences the Rights.

The Rights are not exercisable until the Separation Time.  Unless the Rights Agreement is otherwise terminated in accordance with its provisions or the Rights are earlier redeemed, the Rights will expire at the termination of the annual meeting of shareholders of the Company in 2008 (the “Expiration Time”).

As soon as practicable after the Separation Time, certificates representing Rights will be mailed to holders of record of Common Shares as of the Separation Time and, thereafter, the separate Rights certificates alone will represent the Rights.

A person who becomes the beneficial owner of 20% or more of the outstanding Voting Shares (other than in certain circumstances) is referred to as an “Acquiring Person”. The Rights Agreement contains a detailed definition of beneficial ownership. A transaction whereby a person becomes an Acquiring Person is referred to as a “Flip-In Event”.  Upon the occurrence of a Flip-In Event, each holder of a Right (other than an Acquiring Person) will thereafter have the right to receive, upon exercise, that number of Common Shares having a value equal to two times the Exercise Price for payment of an amount equal to the Exercise Price, and Rights beneficially owned by any Acquiring Person will be null and void.  The Exercise Price is payable by certified cheque, banker’s draft or money order payable to the order of the Rights Agent.

A person will not be an Acquiring Person if such person becomes the beneficial owner of 20% or more of the Voting Shares outstanding as a result of a Permitted Bid, a Competing Permitted Bid, certain reductions in outstanding Voting Shares, pro-rata acquisitions of Voting Shares or otherwise on terms approved by the Board of Directors (collectively the “Permitted Bid Acquisitions”), provided that if such person becomes the beneficial owner of 20% or more of the Voting Shares outstanding by such means and subsequently acquires beneficial ownership of additional Voting Shares constituting more than 1% of the Voting Shares outstanding, other than by a Permitted Bid Acquisition, then, as of the date of such additional acquisition, such person will become an Acquiring Person.  Also, entering into a Permitted Lock-Up Agreement will not cause a person to be an Acquiring Person.

A Permitted Lock-Up Agreement is an agreement by a shareholder to deposit or tender Voting Shares to a Take-over Bid, provided that the agreement meets certain requirements, being generally that (i) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available, (ii) the shareholder who has agreed to tender Voting Shares to the Take-over Bid made by the other party to the agreement (the “Lock-up Bid”) is permitted to terminate its obligations under the agreement in order to tender the Voting Shares to another Take-over Bid or support another transaction where the offer price under the other bid or transaction is greater than the price or value of the consideration per share at which the shareholder agreed to tender the Voting Shares, or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-up Bid, and (iii) no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value payable under the Lock-up Bid and 50% of the increase in the consideration resulting from another Take-over Bid or transaction shall be payable by the shareholder if the shareholder fails to tender its Voting Shares to the Lock-up Bid.

The Exercise Price, the number of Common Shares subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution, including (i) in the event of a stock dividend on, or a subdivision, consolidation or exchange of, the Common Shares, (ii) if holders of the Common Shares are granted certain rights, options or warrants to subscribe for Common Shares or convertible securities at less than the then current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness, cash or assets (excluding certain dividends) or certain rights, options or warrants.

No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least 1% of the Exercise Price; provided, however, that any adjustments not required to be made under the Rights Agreement will be carried forward and taken into account in any subsequent adjustment.  The Corporation is not required to issue fractions of Rights or Common Shares upon exercise of Rights.

At any time prior to the occurrence of a Flip-in Event, the Board of Directors, with the prior consent of the holders of Voting Shares, or the holders of Rights if the redemption is after the Separation Time, given by the affirmative vote of a majority of votes cast by holders of Voting Shares, other than any Acquiring Person, an Offeror (defined generally as a person who has announced an intention to make or who is making a Take-over Bid) or affiliates or associates of, or any person acting jointly or in concert with, any Acquiring Person or Offeror and certain plans or trusts for the benefit of employees of the Company (the “Independent Shareholders”), or holders of Rights, as the case may be, may elect to redeem all, but not part, of the outstanding Rights at a redemption price of $0.00001 per Right, subject to appropriate adjustment in certain events.  The Rights Agreement also gives the Board of Directors the right, with the prior consent of the holders of Voting Shares, to waive the application of the dilutive effects of the Rights prior to the occurrence of a Flip-In Event occurring other than pursuant to a Take-over Bid made pursuant to a take-over bid circular and, in certain circumstances, within ten business days following an inadvertent and unintentional Flip-in Event.

As discussed above, a Take-over Bid which fits the criteria of a Permitted Bid or a Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A Permitted Bid is a Take-over Bid made by way of a take-over bid circular, and which also complies with the following conditions:

(i)            the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Company, other than the Offeror;

(ii)           the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)          the Take-over Bid contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)          the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid which is made while another Permitted Bid is in existence, satisfies all the provisions of a Permitted Bid other than the condition set out in (ii) above and contains an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (A) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid; and (B) 60 days following the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and only if at the date that the Voting Shares are to be taken up more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Company may from time to time amend the Rights Agreement without the approval of the holders of the Common Shares or Rights to correct any clerical or typographical errors or to maintain the validity of the Rights Agreement as a result of any changes in law. Other than as stated above, the Company may only amend the Rights Agreement with the approval of Independent Shareholders.

The Rights have certain anti-takeover effects.  The Rights may cause substantial dilution to a person or group that attempts to acquire more than 20% of the Voting Shares of the Company, other than by way of a Permitted Bid, or on terms not approved by the Board of Directors of the Company.  The Rights should not, however, substantially affect any prospective Offeror willing to negotiate with the Board of Directors.  The Rights will not interfere with any merger or other business combination approved by the Board of Directors, since the Board of Directors may, with the prior consent of the holders of Voting Shares, (i) at any time prior to the occurrence of a Flip-in Event redeem all but not less than all the then outstanding Rights at the Redemption Price or (ii) waive application of the dilutive effects described above prior to occurrence of a particular Flip-in Event.

The Amended and Restated Agreement and the Amendment Agreement are attached as Exhibits 1 and 2 hereto and are incorporated by reference herein.  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2.            Exhibits.

1.                     Shareholder Rights Plan Agreement dated as of March 3, 1999 and Amended and Restated as of May 1, 2002 between Talisman Energy Inc. and Computershare Trust Company of Canada, which includes as Attachment 1 thereto the Form of Rights Certificate.

2.                     Shareholder Rights Plan Amendment Agreement, dated as of May 3, 2005, between Talisman Energy Inc. and Computershare Trust Company of Canada.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  June 6, 2005

TALISMAN ENERGY INC.

By:	M. JACQUELINE SHEPPARD

Name:

M. Jacqueline Sheppard

Title:

Executive Vice-President, Corporate and

Legal, and Corporate Secretary

Exhibit Index

Exhibit Number

Exhibit Description

1.

Shareholder Rights Plan Agreement dated as of March 3, 1999 and Amended and Restated as of May 1, 2002 between Talisman Energy Inc. and Computershare Trust Company of Canada, which includes as Attachment 1 thereto the Form of Rights Certificate.

2.	Shareholder Rights Plan Amendment Agreement, dated as of May 3, 2005, between Talisman Energy Inc. and Computershare Trust Company of Canada.